Mail Stop 6010   March 7, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

       Re: **Flagstone Reinsurance Holdings Limited**
               Registration Statement on Form S-1
               File No. 333-138182

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tax Opinions

1. Please remove the term "certain" in the third paragraph of the opinion rendered by Kendall Freeman. Counsel's opinion should express a conclusion on the material tax consequences, and the use of the word "certain" raises a concern that counsel may be omitting a material tax consequence.

2. Please remove the term "general" in first bullet under the third paragraph of the opinion rendered by Fox Mandal & Associates. The use of the word "general" also raises a concern that counsel may be omitting a material tax consequence.

3. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Accordingly please remove the following disclaimers:

a. "it is for the benefit only of the Company" in the opinion rendered by Kendall Freeman;

b. "and shall not be relied on by any other party for any other purpose whatsoever." in the opinion rendered by Fox Mandal & Associates; and

c. "This opinion is addressed to the Company and is for its sole benefit. It may not be relied upon by any other person without our prior written consent." in the opinion rendered by Lenz & Staehelin.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert A. McTamaney, Esq.
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005